UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MRV Communications, Inc.
(Name of Subject Company (Issuer))

Golden Acquisition Corporation
(Name of Filing Person (Offeror))
a wholly owned subsidiary of

ADVA NA Holdings, Inc.
(Name of Filing Person (Parent of Offeror))

Common Stock, $0.0017 par value per share
(Title of Class of Securities)

553477407
(CUSIP Number of Class of Securities)

Ulrich Dopfer
ADVA NA Holdings, Inc.
5755 Peachtree Industrial Blvd.
Norcross, Georgia 30092
Telephone: (678) 728-8600
 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Alexander B. Johnson, Esq.
Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022
(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Golden Acquisition Corporation, a Delaware corporation (“Purchaser”) for all of the outstanding shares of common stock of MRV Communications, Inc., a Delaware corporation (the “Company”), including all associated rights under the Company’s stock rights plans (the “tender offer”). The terms and conditions of the tender offer are set forth in an Agreement and Plan of Merger, dated as of July 2, 2017, by and among Purchaser, Purchaser’s direct parent company ADVA NA Holdings, Inc., a Delaware corporation (“Parent”) and the Company (the “Merger Agreement”). A copy of the Merger Agreement will be filed with the SEC as an Exhibit to the Company’s Form 8-K announcing its entry into the Merger Agreement.

IMPORTANT INFORMATION

The tender offer has not yet commenced. At the time the tender offer is commenced, Parent and Purchaser will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the tender offer. This Statement and its Exhibits are being provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock, nor are they substitutes for the tender offer materials or Solicitation/Recommendation Statement. The tender offer materials  and the Solicitation/Recommendation Statement will contain important information regarding the Merger Agreement and the tender offer, which holders of shares of the Company’s common stock should consider before making any decision regarding tendering such shares into the tender offer; accordingly, all such stockholders are urged to read these documents when they become available. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer materials, as well as the Solicitation/Recommendation Statement, will be made available to all of the Company’s stockholders at no expense to them. In addition, such documents and certain other tender offer materials will be made available for free as part of Purchaser’s (in the case of the tender offer materials) and the Company’s (in the case of the Solicitation/Recommendation Statement) filings with the SEC to be available at the SEC’s web site at www.sec.gov. Requests for copies of the tender offer materials or Solicitation/Recommendation Statement may be made to either ADVA Optical Networking, Campus Martinsried, Fraunhoferstraße 9a, 82152 Martinsried/Munich, Germany or MRV Communications, Inc. 20520 Nordhoff Street, Chatsworth, CA  91311.

FORWARD-LOOKING STATEMENTS

This Statement contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed benefits of the transaction, the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as the views and assumptions of the Parent, Purchaser or their affiliates regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in the Company’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in the Company’s most recent quarterly report on Form 10-Q, the tender offer materials on Schedule TO (including the Offer to Purchase, the Letter of Transmittal and certain other documents relating to the tender offer) to be filed by Parent and Purchaser, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect the expectations of Parent, Purchaser and their affiliates as of the date of this filing. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause actual results to differ materially from those assumed herein. Parent, Purchaser and their affiliates assume no obligation and do not intend to update or revise these forward-looking statements whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit 99.1	Press Release dated July 2, 2017

Exhibit 99.2	Ad Hoc Notification dated July 2, 2017